UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November 2010

Commission File Number	333-128780

NCL Corporation Ltd.
(Translation of registrant's name into English)

7665 Corporate Center Drive, Miami, Florida 33126
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ⊠     Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ⃞     No ⊠

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ .

On November 2, 2010, NCL Corporation Ltd. (the “Company”) announced its intent to issue $200 million aggregate principal amount of senior unsecured notes due 2018 in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended.  The press release related to the notes was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, dated November 2, 2010.

On November 4, 2010, the Company priced $250 million aggregate principal amount of 9.5% senior unsecured notes due 2018 at an issue price of 100%, plus accrued interest, if any, from November 9, 2010.  On November 4, 2010 the Company issued a press release announcing, among other things, that it had upsized its previously announced private offering of $200 million aggregate principal amount of senior unsecured notes to $250 million aggregate principal amount and the pricing of the senior unsecured notes. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.
(Registrant)

Date:	November 4, 2010	By:	/s/ KEVIN M. SHEEHAN
Kevin M. Sheehan
President
and Chief Executive Officer

/s/ WENDY BECK
Wendy Beck
Executive Vice President
and Chief Financial Officer

EXHIBITS

Exhibit	Document Description

99.1	Press release, dated November 4, 2010.